March 31, 2016

RE: Get cash now from your Uniprop II investment.

Dear Investor,

Good news!  Now you can sell your Uniprop Manufactured Housing Communities Income Fund II investment and regain control of your money.  Right now, MacKenzie Realty Capital, Inc. will pay you $8.00 per unit. Now you can do what you want with your money—move it to a more liquid investment, pay off your bills, or buy something you really need-and quit waiting for Uniprop II to decide if or when you get your money back. But this offer expires on May 2, 2016, so you must act soon.

Why take advantage of this opportunity today?
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Guarantee your cash now. Uniprop recently stated that it intends to liquidate its remaining investments and dissolve the Fund. There can be no guarantee, however, that a liquidity event will occur in a timely manner or that investors receive more than the amount we are offering to pay. Sell today and ensure you get your money out from this security.

•	Our highest offer in years. Our current offer is almost 80% higher than the previous offer we made in June 2015 for $4.50 per unit.
•	Regain control over your investments. It's your money, but you can't access it. Now you can move your money into a more liquid investment or simply cash out and pay your bills.
•
Sell without broker fees or commissions. Most secondary limited partnership unit sales incur fees and commissions of up to 7% of the sale price and are subject to a $150 - $200 minimum fee per trade. With us, these fees and commissions are eliminated.  We pay any Partnership transfer fees.

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Eliminate the long and uncertain waiting period. Private and non-traded securities like Uniprop II can be very difficult to sell. It can take weeks or months to find an interested buyer. But now you can sell your units and get your money.

•
Remove retirement account fees. Many IRAs charge additional fees for holding this type of asset. We can send your cash directly to your retirement account so you can consolidate your accounts or transfer the funds to an account that charges lower fees.

•	Cut the time and expense of IRS documents. If you sell your Units now, this could be the last year you will have to file those complicated and expensive K-1s with your tax returns.

If you act today, you can get your cash now and may drastically reduce your end-of-year, tax-related expenses and headaches. We will mail your check within three business days after Uniprop II confirms the transfer.

MacKenzie has been in the business of buying private real estate investments for over 25 years and has successfully cashed-out tens of thousands of investors like you. Our advisory affiliate is a registered investment adviser with the SEC and has over $200 million dollars under management. There are no financing contingencies with this offer.

Please carefully read the enclosed Offer to Purchase and Assignment Form. If you choose to sell your Units to us, please fill out the enclosed form and return it to us today so we can send you your money. If you have any questions, please call us at (925) 631-9100, fax us at (925) 631-9119, or email us at offers@mackenziecapital.com.

Sincerely,

Robert Dixon
President, MacKenzie Realty Capital, Inc.

P.S. Remember, this offer expires May 2, 2016. So don't delay. Fill out and mail in the Uniprop II Assignment Form today so we can rush you a check once the Offer expires.